Exhibit 1.01

Conflict Minerals Report of Barracuda Networks, Inc.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This Conflict Minerals Report (this "Report") of Barracuda Networks, Inc. ("Barracuda") for calendar year 2015 is presented to comply with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined within this Report.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the "Covered Countries"). The minerals subject to Rule 13p-1 are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are limited to tantalum, tin and tungsten (collectively, the "Conflict Minerals").

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry ("RCOI"), a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals.

Company and Product Overview

Barracuda designs and delivers powerful yet easy-to-use security and data protection solutions. Barracuda offers cloud-enabled solutions that empower customers to address security threats, improve network performance and protect and store their data. Barracuda’s solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Barracuda manufactures its hardware products at its manufacturing facilities in Silicon Valley and relies solely on third-party component suppliers and manufacturers to build and supply the major components for its products, some of which may contain Conflict Minerals. This disclosure relates to such products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by Barracuda and (iii) for which the manufacture was completed during calendar year 2015.

After undertaking in good faith a RCOI reasonably designed to determine the country of origin of the Conflict Minerals necessary to the functionality or production of our products as described below, Barracuda is unable to determine the origin and chain of custody of Conflict Minerals and has filed this Conflict Minerals Report.

Due Diligence Process

Barracuda has determined that components in its security and data protection hardware products, including its backup and archival products, spam firewall, web application firewall, next-generation hardware firewall products, and phone system, (collectively, the "Covered Products"), contain Conflict Minerals and that such Conflict Minerals are necessary to the functionality or production of such products. Accordingly, Barracuda was required to undertake an inquiry with respect to Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries.

As a company that relies solely on third-party component suppliers and manufacturers to build and supply the major components for its products, Barracuda is several levels removed from the mining, smelting or refining of Conflict Minerals. Barracuda does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

As part of its component supplier and manufacturer selection process, Barracuda engages in a review of each potential component supplier and manufacturer’s supply chain policies and procedures, to determine if there is a system of control and transparency over their mineral supply chain. Further, Barracuda has made efforts to communicate to its component suppliers and contract manufacturers the need for Rule 13p-1 compliance.

Barracuda has adopted the standard Conflict Minerals Reporting Template ("CMRT") developed by the Conflict Free Sourcing Initiative (CFSI) and requested that all suppliers complete the form. Suppliers that are known or suspected to provide components that contain Conflict Minerals were considered undetermined unless a completed CMRT form was received.

During the reporting period for this Report, Barracuda’s due diligence measures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners;

•	Reviewing Form SD forms filed by our component suppliers and manufactures to determine if they are free of Conflict Minerals from Covered Countries; and

•
Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as "conflict free" by programs such as the EICC/GeSI Conflict Free Smelter Program for Conflict Minerals.

Barracuda sent out surveys and reviewed Form SD filings for all of its 125 direct suppliers identified in its due diligence efforts. Through these efforts, Barracuda was able to obtain information from 86% of its component suppliers and manufacturers. If a supplier did not respond, Barracuda followed-up, to the extent possible, to secure responses. Additionally, based on the information provided by the supplier, Barracuda followed-up with the suppliers surveyed, to the extent possible, on missing and inconsistent information.

Findings and Conclusions

As a result of the due diligence measures described above, Barracuda determined in good faith that its hardware products are "DRC conflict undeterminable" for calendar year 2015. Barracuda makes this determination due to a lack of information from its suppliers to comprehensively determine the countries of origin of the necessary Conflict Minerals used in our Covered Products, the facilities used to process them, and whether any of the necessary Conflict Minerals were from recycle or scrap sources. In addition, Barracuda is unable to guarantee the chain of custody of the Conflict Minerals through its supply chain.

Future Steps

Barracuda is continuing to develop methods, implement tools and adopt procedures that track Conflict Minerals. In the next compliance period, Barracuda intends to make a good faith effort to increase the response rate of its suppliers and obtain more definitive determinations of status. Barracuda also intends to make reasonable efforts to strengthen company engagement with suppliers with regard to Conflict Mineral reporting.

Independent Private Sector Audit

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Barracuda. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect Barracuda’s Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors and omissions by suppliers, errors and omissions by smelters, all instances of Conflict Minerals necessary to the functionality or manufacturing of Barracuda’s products possibly not yet having been identified, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation issues, supplier and smelter unfamiliarity with the protocol due to this being the early years for SEC disclosures for Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, oversights or errors in conflict free smelter audits, Covered Countries sourced materials being declared secondary materials, companies going out of business in 2015, certification programs being not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from the Covered Countries to countries beyond the Covered Countries.